UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 10, 2005**

GENENTECH, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**1-9813**	**94-2347624**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1 DNA Way
South San Francisco, California 94080-4990
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(650) 225-1000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 10, 2005, Genentech, Inc., a Delaware corporation, issued a press release announcing earnings for the quarter ended September 30, 2005. A copy of the earnings press release is furnished as Exhibit 99.1 to this report.

The attached press release contains both GAAP and non-GAAP financial measures. The non-GAAP financial measures included are net income and earnings per share (or EPS). These non-GAAP financial measures exclude recurring charges related to the redemption of our callable putable common stock on June 30, 1999 (the "Redemption") and litigation-related special items, and their related tax effects. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

The press release includes non-GAAP financial measures because our management uses this information to monitor and evaluate Genentech's operating results and trends on an on-going basis. Our management believes the non-GAAP information is also useful for investors because the amounts relating to the Redemption and push-down accounting and the litigation-related special items that are excluded were the result of transactions that are unusual due to their nature, size or infrequency. Consequently, excluding those items from our operating results provides users of the financial statements an important insight into our operating results and related trends that affect our business. In addition, our management uses non-GAAP financial information and measures internally for operating, budgeting and financial planning purposes.

ITEM 8.01. OTHER EVENTS

A copy of our consolidated statements of income data for the three and nine months ended September 30, 2005, and consolidated balance sheets data at September 30, 2005 prepared in accordance with GAAP is filed as Exhibit 99.2 to this report.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

   (c)   Exhibits.

Exhibit No.
   99.1   Earnings Press Release of Genentech, Inc. dated October 10, 2005.
   99.2   Consolidated Statements of Income and Balance Sheets Data

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTECH, INC.

Date: October 10, 2005   /s/ARTHUR D. LEVINSON

Arthur D. Levinson, Ph.D.
Chairman and Chief Executive Officer

Date: October 10, 2005   /s/DAVID A. EBERSMAN

David A. Ebersman
Senior Vice President and
Chief Financial Officer

Date: October 10, 2005   /s/JOHN M. WHITING

John M. Whiting
Vice President, Controller and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Earnings Press Release of Genentech, Inc. dated October 10, 2005.

99.2   Consolidated Statements of Income and Balance Sheets Data

EXHIBIT 99.1

 *NEWS RELEASE*

Media Contact: Debra Charlesworth (650) 225-2742
Caroline Pecquet (650) 467-7078

Investor Contact: Kathee Littrell (650) 225-1034
Sue Morris (650) 225-6523

http://www.gene.com

GENENTECH ANNOUNCES THIRD QUARTER 2005 RESULTS

-- –Quarterly Non-GAAP EPS Increases 46 Percent to $0.35 --

-- Quarterly Oncology U.S. Product Sales Top $1 Billion
for First Time in Company History --

SOUTH SAN FRANCISCO, Calif. -- October 10, 2005 -- Genentech, Inc. (NYSE: DNA) today announced financial results for the third quarter of 2005. Key results for the third quarter of 2005 included:

- Non-GAAP earnings per share increase of 46 percent to $0.35 per share from $0.24 per share in the third quarter of 2004; GAAP earnings per share increase of 57 percent to $0.33 per share from $0.21 per share in the third quarter of 2004;

- Total product sales of $1,451.0 million, a 44 percent increase over product sales of $1,005.5 million in the third quarter of 2004;

- Operating revenues of $1,751.8 million, a 46 percent increase over operating revenues of $1,202.6 million in the third quarter of 2004;

- Non-GAAP net income increase of 48 percent to $383.8 million from $259.6 million in the third quarter of 2004; GAAP net income increase of 56 percent to $359.4 million from $230.9 million in the third quarter of 2004.

"Genentech's first nine months of 2005 have been exceptional, with a string of five consecutive positive Phase III trial results and record product sales and earnings," said Arthur D. Levinson,

Ph.D., Genentech's chairman and chief executive officer. "We are pleased with our continued strong financial results as we enter the last quarter of our 5x5 program."

"For the full year 2005, we are currently expecting year-over-year non-GAAP earnings per share growth of approximately 50 percent," said David Ebersman, senior vice president and chief financial officer.

Note: Genentech's non-GAAP net income and non-GAAP earnings per share exclude recurring charges related to the 1999 Roche redemption of Genentech's stock and litigation-related special items. The differences in non-GAAP and GAAP numbers are reconciled in the tables below and on www.gene.com. All share and per share amounts reflect the May 2004 two-for-one split of Genentech common stock.

Product Sales

"We are very proud of the strong bio-oncology business that we have built; for the first time in Genentech's history, quarterly oncology U.S. product sales topped one billion dollars," said Ian T. Clark, senior vice president, Commercial Operations. "While our policies only allow our sales force to promote our products for on-label usage, we see increasing use of Avastin in other cancer areas outside of the approved indication of first-line metastatic colorectal cancer, and of Herceptin in the adjuvant setting, also an unapproved use."

For the three months ended September 30, 2005:

- Total product sales, comprised of U.S. product sales and product sales to collaborators (primarily ex-U.S. sales), increased 44 percent to $1,451.0 million from $1,005.5 million in the third quarter of 2004.
- U.S. product sales increased 44 percent to $1,365.3 million, from U.S. product sales of $950.0 million in the third quarter of 2004.
- U.S. sales of Avastin® (bevacizumab) increased 78 percent to $325.2 million, from U.S. sales of $183.0 million in the third quarter of 2004. Sequential quarter-over-quarter Avastin sales increased 32 percent from second quarter 2005 U.S. sales of $245.7 million.

- U.S. sales of Herceptin® (Trastuzumab) increased 70 percent to $215.1 million, from U.S. sales of $126.3 million in the third quarter of 2004. Sequential quarter-over-quarter Herceptin sales increased 41 percent from second quarter 2005 U.S. sales of $152.4 million.

- U.S. sales of Tarceva® (erlotinib) were $73.2 million. Sequential quarter-over-quarter Tarceva sales increased 4 percent from second quarter 2005 U.S. sales of $70.2 million. Tarceva was launched in the United States in November 2004.

- U.S. sales of Rituxan® (Rituximab) increased 16 percent to $456.2 million, from U.S. sales of $393.0 million in the third quarter of 2004.

- U.S. sales of Xolair® (Omalizumab) increased 51 percent to $81.6 million, from U.S. sales of $53.9 million in the third quarter of 2004.

- U.S. sales of RAPTIVA® (efalizumab) increased 28 percent to $20.9 million, from U.S. sales of $16.3 million in the third quarter of 2004.

- U.S. sales of legacy products, including growth hormone, cardiovascular products and Pulmozyme® (dornase alfa, recombinant) Inhalation Solution, increased 9 percent to $193.1 million, from U.S. sales of $177.6 million in the third quarter of 2004.

- Product sales to collaborators increased 54 percent to $85.7 million, from sales of $55.5 million in the third quarter of 2004. The increase in product sales to collaborators primarily consisted of Avastin sales to Roche.

Royalties and Contract Revenues

- Royalties increased 55 percent to $237.8 million from $153.9 million in the third quarter of 2004.

- Contract revenues increased 46 percent to $63.0 million from $43.2 million in the third quarter of 2004.

Total Costs and Expenses

- Cost of sales increased 39 percent to $230.1 million from $166.0 million in the third quarter of 2004, primarily due to higher product sales. Cost of sales as a percentage of product sales was 16 percent, compared to 17 percent in the third quarter of 2004.

- Research and development (R&D) expenses increased 40 percent to $328.9 million from $234.1 million in the third quarter of 2004. R&D expenses as a percentage of operating revenues were 19 percent, comparable to the third quarter of 2004.

- Marketing, general and administrative (MG&A) expenses increased 32 percent to $349.3 million from $264.6 million in the third quarter of 2004. MG&A expenses as a percentage of operating revenues were 20 percent, compared to 22 percent in the third quarter of 2004.

- Collaboration profit-sharing expenses in the third quarter of 2005 increased 45 percent to $219.6 million from $151.9 million in the third quarter of 2004.

The unrestricted cash and investments portfolio totals approximately $4.1 billion as of September 30, 2005. Among other items, the cash balance reflects the receipt of $2 billion from the company's July 2005 debt offering and the use of approximately $929 million related to share repurchase activity in the third quarter. Also in the third quarter, the company paid approximately $585 million to buy out two synthetic lease obligations associated with its Vacaville and South San Francisco facilities.

Clinical Development

"We are making good progress in our efforts with the FDA to establish our filing timelines. We completed two sBLAs for Rituxan in the past quarter and plan to submit additional filings for Lucentis, Herceptin, Rituxan and Avastin within the next nine months," said Susan D. Hellmann, M.D., M.P.H., president of Product Development. "We plan to file sBLAs for Avastin in first-line non-squamous, non-small cell lung cancer and in first-line metastatic breast cancer during the first half of 2006."

Genentech anticipates filing a supplemental Biologics License Application (sBLA) in the first quarter of 2006 for Herceptin in the adjuvant setting based on data from U.S. studies. Genentech announced that, in addition to initiating the Phase III study of Avastin in first-line metastatic ovarian cancer, it completed enrollment in both the Phase I/II second-generation Anti-CD20 study in rheumatoid arthritis and the Phase I BR3-Fc study in rheumatoid arthritis.

Other Company Activity

The company provided additional information on the pending reexamination of the Cabilly, et al. U.S. Patent No. 6,331,415 (Cabilly patent). Genentech estimates that the process leading up to a final Office action or a notice of intent to issue a reexamination certificate from the U.S. Patent and Trademark Office may take from two to 12 months and that any appeals process may take several years. The overall net pre-tax income to Genentech from revenues and expenses related to the Cabilly patent was approximately $20 million for the third quarter of 2005, or approximately $0.01 per share. Genentech believes that the third quarter 2005 Cabillly-related pre-tax income figure represents approximately one-quarter of the full year's expected results, excluding the effects of a one-time licensee payment related to 2004 sales that was recorded in the first quarter of 2005.

In September 2005 the FDA granted approval for the manufacture of Rituxan bulk drug substance at Lonza's Portsmouth, New Hampshire production facility.

Webcast:

Genentech will be offering a live webcast of a discussion by Genentech management of the earnings and other business results on Monday, October 10, 2005, at 2:15 p.m. Pacific Time (PT). The live webcast may be accessed on Genentech's Website at http://www.gene.com. This webcast will be available via the Website until 5:00 p.m. PT on October 24, 2005. A telephonic audio replay of the webcast will be available beginning at 5:15 p.m. PT on October 10, 2005 through 5:15 p.m. PT on October 17, 2005. Access numbers for this replay are: 1-800-642-1687 (U.S./Canada) and 1-706-645-9291 (international); conference ID number is 9678548.

About Genentech:

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

For information on Genentech's latest business and product development events please refer to http://www.gene.com/gene/news/press-releases/index.jsp.

This press release contains forward-looking statements regarding the timeframe of potential FDA filings for Lucentis, Herceptin, Rituxan and Avastin; growth in non-GAAP EPS for 2005; and expected 2005 Cabilly-related income. Actual results could differ materially. Among other things, the timeframe for potential FDA filings could be affected by product safety, efficacy or manufacturing issues, additional time requirements to achieve study endpoints or for data analysis or filing preparation, need for additional clinical studies, and FDA actions or delays; and Cabilly-related income could be affected by sales growth of our licensees' products and our own products, the outcome of the re-examination or other related legal proceedings, and fluctuations in tax rates; the growth of new oncology products and indications may be affected by variables such as demand, penetration, reimbursement and duration of use; and non-GAAP EPS growth could be affected by all of the foregoing and by failure to receive FDA approval; competition, pricing, the ability to supply product, product withdrawals, new product approvals and launches, achieving sales revenue consistent with internal forecasts, unanticipated expenses such as litigation or legal settlement expenses or equity securities write-downs, costs of sales, R&D expenses, fluctuations in royalties and contract revenues, and fluctuations in interest rates. Genentech disclaims, and does not undertake, any obligation to update or revise any forward-looking statements in this press release.

# # #

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

| | Three Months Ended September 30, | | | | | |
| | 2005 | | | 2004 | | |
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Revenues:						
Product sales	$ 1,450,979		$ 1,450,979	$ 1,005,511		$ 1,005,511
Royalties	237,777		237,777	153,942		153,942
Contract revenue	63,066		63,066	43,191		43,191
Total operating revenues	1,751,822		1,751,822	1,202,644		1,202,644
Costs and expenses:						
Cost of sales	230,127		230,127	165,990		165,990
Research and development	328,850		328,850	234,086		234,086
Marketing, general and administrative	349,323		349,323	264,648		264,648
Collaboration profit sharing	219,591		219,591	151,894		151,894
Recurring charges related to redemption	27,191	$ (27,191)[3]	-	34,534	$ (34,534)[3]	-
Special items: litigation-related	13,507	(13,507)[4]	-	13,419	(13,419)[4]	-
Total costs and expenses	1,168,589	(40,698)	1,127,891	864,571	(47,953)	816,618
Operating margin	583,233	40,698	623,931	338,073	47,953	386,026
Other income, net[5]	22,391	-	22,391	23,510	-	23,510
Income before taxes	605,624	40,698	646,322	361,583	47,953	409,536
Income tax provision	246,211	16,280	262,491	130,709	19,181	149,890
Net income	$ 359,413	$ 24,418	$ 383,831	$ 230,874	$ 28,772	$ 259,646
Earnings per share:						
Basic	$ 0.34	$ 0.02	$ 0.36	$ 0.22	$ 0.03	$ 0.25
Diluted	$ 0.33	$ 0.02	$ 0.35	$ 0.21	$ 0.03	$ 0.24
Weighted average shares used to compute earnings per share:						
Basic	1,060,539		1,060,539	1,055,140		1,055,140
Diluted	1,086,964		1,086,964	1,077,093		1,077,093

_____

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).

(2) Non-GAAP amounts exclude litigation-related special items and recurring charges related to the 1999 redemption of Genentech's Special Common Stock, net of tax effects.

(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.

(4) Represents accrued interest and bond costs in Q3 2005 and 2004 related to the City of Hope trial judgment.

(5) "Other income, net" includes interest income, interest expense, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

2005 Reconciliation of GAAP and Non-GAAP EPS

Our 2005 non-GAAP EPS estimate does not include recurring charges related to the 1999 redemption of our stock by Roche, which are estimated to be approximately $123 million on a pretax basis in 2005. In addition, the 2005 non-GAAP EPS estimate does not include litigation-related special items for accrued interest and associated bond costs on the City of Hope judgment and net amounts paid on other litigation settlements, which were approximately $44 million through the third quarter of 2005 and currently estimated to be approximately $58 million on a pretax basis in 2005. Our 2005 GAAP EPS would include the redemption-related recurring charges and the litigation-related special items as well as any other potential special charges related to existing or future litigation or its resolution, or changes in accounting principles, all of which may be significant.

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

	Nine Months Ended September 30,					
	2005			2004		
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Revenues:						
Product sales	$ 3,911,095		$ 3,911,095	$ 2,682,577		$ 2,682,577
Royalties	670,014		670,014	459,899		459,899
Contract revenue	159,170		159,170	163,381		163,381
Total operating revenues	4,740,279		4,740,279	3,305,857		3,305,857
Costs and expenses:						
Cost of sales	750,649		750,649	467,153		467,153
Research and development	850,215		850,215	637,317		637,317
Marketing, general and administrative	1,021,174		1,021,174	788,616		788,616
Collaboration profit sharing	594,666		594,666	423,546		423,546
Recurring charges related to redemption	96,155	$ (96,155)[3]	-	110,952	$ (110,952)[3]	-
Special items: litigation-related	44,291	(44,291)[4]	-	40,276	(40,276)[4]	-
Total costs and expenses	3,357,150	(140,446)	3,216,704	2,467,860	(151,228)	2,316,632
Operating margin	1,383,129	140,446	1,523,575	837,997	151,228	989,225
Other income, net[5]	70,290	-	70,290	61,274	-	61,274
Income before taxes	1,453,419	140,446	1,593,865	899,271	151,228	1,050,499
Income tax provision	513,666	56,178	569,844	321,040	60,491	381,531
Net income	$ 939,753	$ 84,268	$ 1,024,021	$ 578,231	$ 90,737	$ 668,968
Earnings per share:						
Basic	$ 0.89	$ 0.08	$ 0.97	$ 0.55	$ 0.08	$ 0.63
Diluted	$ 0.87	$ 0.08	$ 0.95	$ 0.53	$ 0.09	$ 0.62
Weighted average shares used to compute earnings per share:						
Basic	1,055,028		1,055,028	1,057,006		1,057,006
Diluted	1,080,921		1,080,921	1,082,081		1,082,081

_____

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude litigation-related special items and recurring charges related to the 1999 redemption of Genentech's Special Common Stock, net of tax effects.
(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(4) Represents accrued interest and bond costs in 2005 and 2004 related to the City of Hope trial judgment, and net amounts paid in 2005 related to other litigation settlements.
(5) "Other income, net" includes interest income, interest expense, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

2005 Reconciliation of GAAP and Non-GAAP EPS
Our 2005 non-GAAP EPS estimate does not include recurring charges related to the 1999 redemption of our stock by Roche, which are estimated to be approximately $123 million on a pretax basis in 2005. In addition, the 2005 non-GAAP EPS estimate does not include litigation-related special items for accrued interest and associated bond costs on the City of Hope judgment and net amounts paid on other litigation settlements, which were approximately $44 million through the third quarter of 2005 and currently estimated to be approximately $58 million on a pretax basis in 2005. Our 2005 GAAP EPS would include the redemption-related recurring charges and the litigation-related special items as well as any other potential special charges related to existing or future litigation or its resolution, or changes in accounting principles, all of which may be significant.

GENENTECH, INC.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands)
(unaudited)

	September 30,	
	2005	**2004**
Selected balance sheet data:		
Cash, cash equivalents and short-term investments	$ 2,905,543	$ 1,760,164
Accounts receivable - product sales, net	509,465	548,555
Accounts receivable - royalties, net	264,179	193,650
Accounts receivable - other, net	189,341	143,622
Inventories	621,389	559,920
Long-term marketable debt and equity securities	1,242,866	1,310,422
Property, plant and equipment, net	3,128,089	1,922,313
Goodwill	1,315,019	1,315,019
Other intangible assets	587,911	677,049
Long-term assets	1,030,842	774,435
Total assets	12,099,306	9,408,360
Total current liabilities	1,354,938	1,106,656
Total liabilities	4,376,048	2,441,064
Total stockholders' equity	7,723,258	6,967,566
Year-to-date:		
Capital expenditures	$ 1,106,930	$ 418,214
Total GAAP[1] depreciation and amortization expense	275,632	259,583
Less: redemption related amortization expense[3]	(96,155)	(110,952)
Non-GAAP[2] depreciation and amortization expense	$ 179,477	$ 148,631

_____

(1) In accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.

GENENTECH, INC.
NET PRODUCT SALES DETAIL
(in thousands)
(unaudited)

	Three Months Ended September 30,	
	2005	**2004**
Net U.S. Product Sales		
Rituxan	$ 456,227	$ 393,000
Herceptin	215,148	126,300
Avastin	325,156	183,003
Growth Hormone	88,585	84,931
Thrombolytics	57,903	52,867
Pulmozyme	46,593	39,816
Xolair	81,550	53,856
Raptiva	20,887	16,265
Tarceva	73,222	-
Total U.S. product sales	1,365,271	950,038
Net product sales to collaborators	85,708	55,473
Total Product Sales	$ 1,450,979	$ 1,005,511

	Nine Months Ended September 30,	
	2005	**2004**
Net U.S. Product Sales		
Rituxan	$ 1,347,125	$ 1,144,813
Herceptin	497,205	352,996
Avastin	773,695	354,134
Growth Hormone	275,570	256,896
Thrombolytics	160,105	147,133
Pulmozyme	137,482	114,340
Xolair	227,183	127,332
Raptiva	58,803	35,971
Tarceva	190,993	-
Total U.S. product sales	3,668,161	2,533,615
Net product sales to collaborators	242,934	148,962
Total Product Sales	$ 3,911,095	$ 2,682,577

EXHIBIT 99.2

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended September 30,	
	2005	2004
Revenues:		
Product sales	$ 1,450,979	$ 1,005,511
Royalties	237,777	153,942
Contract revenue	63,066	43,191
Total operating revenues	1,751,822	1,202,644
Costs and expenses:		
Cost of sales	230,127	165,990
Research and development	328,850	234,086
Marketing, general and administrative	349,323	264,648
Collaboration profit sharing	219,591	151,894
Recurring charges related to redemption	27,191	34,534
Special items: litigation-related	13,507	13,419
Total costs and expenses	1,168,589	864,571
Operating margin	583,233	338,073
Other income, net[1]	22,391	23,510
Income before taxes	605,624	361,583
Income tax provision	246,211	130,709
Net income	$ 359,413	$ 230,874
Earnings per share:		
Basic	$ 0.34	$ 0.22
Diluted	$ 0.33	$ 0.21
Weighted average shares used to compute earnings per share:		
Basic	1,060,539	1,055,140
Diluted	1,086,964	1,077,093

_____

(1) "Other income, net" includes interest income, interest expense, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

	Nine Months Ended September 30,	
	2005	**2004**
Revenues:		
Product sales	$ 3,911,095	$ 2,682,577
Royalties	670,014	459,899
Contract revenue	159,170	163,381
Total operating revenues	4,740,279	3,305,857
Costs and expenses:		
Cost of sales	750,649	467,153
Research and development	850,215	637,317
Marketing, general and administrative	1,021,174	788,616
Collaboration profit sharing	594,666	423,546
Recurring charges related to redemption	96,155	110,952
Special items: litigation-related	44,291	40,276
Total costs and expenses	3,357,150	2,467,860
Operating margin	1,383,129	837,997
Other income, net[1]	70,290	61,274
Income before taxes	1,453,419	899,271
Income tax provision	513,666	321,040
Net income	$ 939,753	$ 578,231
Earnings per share:		
Basic	$ 0.89	$ 0.55
Diluted	$ 0.87	$ 0.53
Weighted average shares used to compute earnings per share:		
Basic	1,055,028	1,057,006
Diluted	1,080,921	1,082,081

(1) "Other income, net" includes interest income, interest expense, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

GENENTECH, INC.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands)
(unaudited)

	September 30,	
	2005	**2004**
Selected balance sheet data:		
Cash, cash equivalents and short-term investments	$ 2,905,543	$ 1,760,164
Accounts receivable - product sales, net	509,465	548,555
Accounts receivable - royalties, net	264,179	193,650
Accounts receivable - other, net	189,341	143,622
Inventories	621,389	559,920
Long-term marketable debt and equity securities	1,242,866	1,310,422
Property, plant and equipment, net	3,128,089	1,922,313
Goodwill	1,315,019	1,315,019
Other intangible assets	587,911	677,049
Long-term assets	1,030,842	774,435
Total assets	12,099,306	9,408,360
Total current liabilities	1,354,938	1,106,656
Total liabilities	4,376,048	2,441,064
Total stockholders' equity	7,723,258	6,967,566
Year-to-date:		
Capital expenditures	$ 1,106,930	$ 418,214
Total depreciation and amortization expense	275,632	259,583

GENENTECH, INC.
NET PRODUCT SALES DETAIL
(in thousands)
(unaudited)

	Three Months Ended September 30,			
	2005		2004	
Net U.S. Product Sales				
Rituxan	$	456,227	$	393,000
Herceptin		215,148		126,300
Avastin		325,156		183,003
Growth Hormone		88,585		84,931
Thrombolytics		57,903		52,867
Pulmozyme		46,593		39,816
Xolair		81,550		53,856
Raptiva		20,887		16,265
Tarceva		73,222		-
Total U.S. product sales		1,365,271		950,038
Net product sales to collaborators		85,708		55,473
Total Product Sales	$	1,450,979	$	1,005,511

	Nine Months Ended September 30,			
	2005		2004	
Net U.S. Product Sales				
Rituxan	$	1,347,125	$	1,144,813
Herceptin		497,205		352,996
Avastin		773,695		354,134
Growth Hormone		275,570		256,896
Thrombolytics		160,105		147,133
Pulmozyme		137,482		114,340
Xolair		227,183		127,332
Raptiva		58,803		35,971
Tarceva		190,993		-
Total U.S. product sales		3,668,161		2,533,615
Net product sales to collaborators		242,934		148,962
Total Product Sales	$	3,911,095	$	2,682,577